Filed by Cash America International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cash America International, Inc.;

First Cash Financial Services, Inc.

Commission File No.: 001-09733

FAQS – Merger of Cash America and First Cash Financial Services (FCFS)

Q.	What was announced?

A.	On April 28, 2016, Cash America and FCFS signed an agreement to merge. This is to be a merger between Cash America (NYSE:CSH) and FCFS (NASDAQ:FCFS). The new company name will be FirstCash, Inc. (no space between First and Cash). This is a transformational combination of the two businesses that creates compelling growth and value creation opportunities for our company and our shareholders. Please understand that the companies only signed an agreement to merge. The merger has not yet been completed and is not expected to be final until the second half of 2016.

Q.	How did this come about and what are the benefits of merging companies?

A.	As we began transforming our business to focus primarily on our core business of pawn, FCFS began taking a closer look at our business and approached us about bringing our companies together late last year. We both quickly saw the logic and the significant value and upside potential in this combination. The resulting increased scale will enable us to serve more consumers in more markets than ever before. We have limited overlap of stores in most U.S. markets. We will also benefit from significant operating synergies, such as infrastructure integration, and robust cash flows that we can use to accelerate expansion. We expect that the growing Latin American region will be the primary store growth vehicle for the merged company.

Q.	Who is FCFS?

A.	FCFS was founded in 1988. Their corporate headquarters is based in Arlington, Texas. They are listed on NASDAQ under the ticker symbol “FCFS” with approximately a $1.4 Billion market cap. As of March 31, 2016, FCFS operates 296 pawn locations and 41 consumer loan stores in the United States. They are the largest pawn lender in the Latin America region with 908 pawn locations in Mexico, El Salvador and Guatemala as of March 31, 2016.

Q.	How will the merged company be structured?

A.	The merger is anticipated to be completed sometime in the second half of 2016 (closing date). Under FirstCash, Inc.:

•	Dan Feehan will become Chairman of the Board of Directors.

•	Rick Wessel, current FCFS Chief Executive Officer and Chairman, will become the Chief Executive Officer of FirstCash, Inc. and Vice Chairman of the Board of Directors of FirstCash, Inc.

•	Brent Stuart will become President and Chief Operating Officer.

•	Doug Orr, current FCFS Executive Vice President and Chief Financial Officer, will remain in his same role.

The administrative and support functions of the two separate companies will combine, and the new world headquarters for FirstCash, Inc. will be located in the current Cash America Field Support Center (FSC) in Fort Worth at 1600 W. 7th Street. FCFS coworkers will not begin transitioning their work space to the FSC until sometime after the closing.

Q.	Why do the news articles say that First Cash is buying Cash America?

A.	Because First Cash has a higher market cap than Cash America, the First Cash shareholders will own approximately 58 percent of the new entity and Cash America shareholders will own approximately 42 percent of the new entity. As a result, without digging further into the transaction details, journalists can jump to the conclusion that the transaction appears to be an acquisition rather than a merger of equals. The stock for stock merger of two comparable companies is considered a merger of equals for a number of reasons. For example, the changing of the corporate name and logo, the appointment of three Cash America board members and one new independent member to the new entity’s seven member board of directors, Dan Feehan becoming the Chairman of the new entity’s board of directors, Brent Stuart becoming the President and Chief Operating Officer of the new entity and moving the new entity’s world headquarters to the FSC are all factors that evidence that the transaction is a merger of equals rather than an acquisition.

Q.	Will there be any store closings as a result of the transaction?

A.	This transaction is about growth. We do not anticipate any significant store closings as a result of the transaction.

Q.	What does the merger mean for Cash America coworkers?

A.	It is business as usual at Cash America. Both companies will operate independently with business as usual until the closing date. However, evaluation of integration activities will be underway prior to the closing date. This may postpone current projects until a “go forward” strategy is determined.

Q.	Will there be any changes to coworker salaries, compensation or benefits as a result of the merger?

A.	Over the next several months, FirstCash, Inc.’s employment practices including compensation and benefits programs will be determined. However, Cash America benefits programs for current Cash America coworkers will remain in place through December 31, 2016, and no substantial changes are expected to be made through December 31, 2017 without Brent’s approval. The 2016 Short Term Incentive program (STI) will remain intact through the end of 2016 and will be administered per the guidelines approved by the Management Development and Compensation Committee of the Cash America Board of Directors in January 2016.

Q.	What point of sale system will be used by the combined companies?

A.	It is anticipated that the point of sale system for the combined companies will transition over a period of time to the point of sale system currently being used by FCFS. The FCFS point of sale system has shown to be flexible, scalable and easy to use. We expect to immediately discontinue new development on Cashlinx and will cease the roll-out of Cashlinx to additional shops pending the closing of the transaction. After the closing, we expect that it will take approximately 18 months to transition all of our shops to the FCFS system. In the meantime we will continue to maintain and update both Cashlinx and TOPS as needed so all shops will be able to continue to operate on the systems currently in place without disruption.

Q.	Will there be layoffs as a result of the merger? And if so, is there a severance plan?

A.	We don’t currently expect the field operations to be affected by the merger (other than the transition to a different point of sale system). The corporate structure will be examined and there will be adjustments in functionality, programs and personnel. Current Cash America coworkers who may be impacted by the merger will be offered a severance under the current Cash America severance plans, which are anticipated to remain in place through December 31, 2017. Remember, the announcement of the transaction is just the first step in the process and we do not have all of the answers today. There are still many things to accomplish and decisions to be made before the transaction will close and we will provide periodic updates for you as the process evolves.

Q.	Can I buy or sell Cash America or First Cash stock?

A.	All trades must be made only in compliance with the Company’s Insider Trading Policy. You should understand that any trading activity in stock of either company will likely be heavily scrutinized by the Securities and Exchange Commission and the Department of Justice, so if you believe you possess material non-public information about either company, DO NOT trade in that company’s stock. If you are unsure whether or not you possess material non-public information about either company, please contact Curtis Linscott or Wendy Walton in the legal department to discuss prior to making any trade. As always, all officers and directors of the Company are required to contact Curtis or Wendy before making a trade. It is also important to watch for emails regarding the trading window, as there may be times while the transaction is pending that we need to close the trading window. If you receive such a notice, immediately cease all trading activity and cancel any orders you may have in place at that time.

Q.	What are the next steps for the merger? When will the merger be completed?

A.	It is important to remember that this announcement is just the first step. Until the merger closes, which we expect to occur in the second half of 2016, we will continue to operate as a separate, independent company. It should be business as usual for all Cash America coworkers. We should all continue to focus on our business priorities and day-to-day responsibilities.

Q.	What should I say if I’m contacted by media, investors or other third parties about the transaction?

A.	Aside from certain company executives, no one is authorized to speak publicly on Cash America’s behalf. If you receive inquiries from the media, analysts or investors, please forward them to Yolanda Walker (817) 333-1973 or Dee Littrell (817) 570-1661.

Q.	Who can I speak to if I have additional questions?

A.	If you have additional questions, you may contact your manager or HR representative. We will do our best to answer questions and will provide as much information as we can, when we can.

Forward Looking Statements

This communication contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of First Cash and Cash America. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The closing of the proposed transaction is subject to the approval of the stockholders of First Cash and Cash America, regulatory approvals and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction, including anticipated synergies and cost savings and future financial and operating results; future capital returns to stockholders of the combined company; First Cash’s and Cash America’s plans, objectives, expectations, projections and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to First Cash and Cash America and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these risks, uncertainties and factors include, but are not limited to: the risk that First Cash or Cash America may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that required stockholder approvals may not be obtained; the risks that condition(s) to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the transaction. With respect to the businesses of First Cash and/or Cash America, including if the proposed transaction is consummated, these risks, uncertainties and factors include, but are not limited to: the effect of future regulatory or legislative actions on the companies or the industries in which they operate and the effect of compliance with enforcement actions, orders or agreements issued by applicable regulators; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; economic and foreign exchange rate volatility, particularly in Latin American markets; adverse gold market or exchange rate fluctuations; increased competition from banks, credit unions, internet-based lenders, other short-term consumer lenders and other entities offering similar financial services as well as retail businesses that offer products and services offered by First Cash and Cash America; decrease in demand for First Cash’s or Cash America’s products and services; public perception of First Cash’s and Cash America’s business and business practices; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; risks related to any current or future litigation proceedings; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; ability to protect intellectual property rights; impact of security breaches, cyber-attacks or fraudulent activity on First Cash’s or Cash America’s reputation; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments or tax positions taken, risks related to goodwill and other intangible asset impairment, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in First Cash’s and Cash America’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings.

Many of these risks, uncertainties and assumptions are beyond First Cash’s or Cash America’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither First Cash nor Cash America undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Neither First Cash nor Cash America gives any assurance (1) that either First Cash or Cash America will achieve its expectations, or (2) concerning any result or the timing thereof. All subsequent written and oral forward-looking statements concerning First Cash, Cash America, the proposed transaction, the combined company or other matters and attributable to First Cash or Cash America or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between First Cash and Cash America or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction between First Cash and Cash America will be submitted to the respective stockholders of First Cash and Cash America for their consideration. First Cash will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of First Cash and Cash America that also constitutes a prospectus of First Cash. First Cash and Cash America will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. First Cash and Cash America also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which First Cash or Cash America may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FIRST CASH AND CASH AMERICA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST CASH, CASH AMERICA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about First Cash and Cash America, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. First Cash and Cash America make available free of charge at www.firstcash.com and www.cashamerica.com, respectively (in the “Investor” or “Investor Relations” section, as applicable), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

First Cash, Cash America, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of First Cash and Cash America in connection with the proposed transaction. Information about the directors and executive officers of First Cash is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 30, 2015. Information about the directors of Cash America is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 7, 2016, and information about the executive officers of Cash America is set forth in Cash America’s Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.